

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 28, 2007

Mr. E. Geoffrey Albers
Chief Executive Officer and Chief Financial Officer
Australian Oil & Gas Corporation
2480 North Tolemac Way
Prescott, AZ 86305

>   **Re: Australian Oil & Gas Corporation**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
>   **Filed March 30, 2007**
>   **File No. 000-26721**

Dear Mr. Albers:

    We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2006, and response letters, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Controls and Procedures

1. Considering the revisions made to your disclosures and financial statements, tell us and make the applicable revisions to your disclosures regarding whether management continues to believe your disclosure controls and procedures were effective as of December 31, 2006.

Consolidated Statement of Operations, page F-4

2. Please disclose in your footnotes and discuss in MD&A the income from sale of tenement for $1,261 thousand. Tell us why you include an adjustment for non-operating items related to income from sale of tenement in your reconciliation of net profit to net cash used in operating activities on page F-6.

Note 9: Acquisition of Subsidiaries, page F-10

3. We note the revisions made to your financial statements to prepare them based on the guidance in paragraphs D11 to D18 of SFAS 141. Please further address the following:

   - Confirm to us that you have restated the prior periods presented (in a manner similar to a pooling of interests) from the point in time common control has existed, or revise your financial statements to restate the prior periods presented. Refer to paragraphs D16 and D17.

   - Disclose that prior period financial information has been restated to present the combination of financial information for Australian Oil & Gas, Alpha and Nations, which were previously separate entities. Refer to paragraph D17.

   - Revise disclosure regarding the acquisition of subsidiaries in Note 9to clearly state the transaction was deemed to be a transfer of interests under common control. Your disclosures should clearly describe how these transactions were accounted for. Refer to paragraph D18.

   - Remove the pro forma financial statements in Note 12, as the financial data for Alpha and Nations should already be included in the amounts presented in your consolidated financial statements.

   - Confirm to us that you have accounted for assets and liabilities acquired as presented on page F-12 at their carrying value and that these balances do not reflect their fair values. Refer to paragraph D12.

4.   Please tell us how you considered the guidance in SFAS 154 and AU 420 in presenting the correction of the error in reporting the acquisitions of Alpha and Nations within your consolidated financial statements. To the extent that the correction of error results in a restatement of your 10-KSB, file on EDGAR an Item 4.01 8-K. In addition, considering the changes made to your financial statements, please support your statement in the Explanatory Note at the beginning of your filing which states: "The aforementioned changes have had no material effect on the company's consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years ended December 31, 2006, 2005 and 2004."

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688 or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant